October 12, 2005

U.S. Securities and Exchange Commission

450 Fifth Street NW

Washington, DC 20549

Attn: Ms. Pamela A. Long

Re:	PokerTek, Inc. (the “Company”)

Registration Statement on Form S-1

SEC File No. 333-127181

Acceleration Request

Dear Ms. Long:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Representative of the Several Underwriters in this offering hereby joins in the request of the Company that the effectiveness of the above-referenced Registration Statement be accelerated to 4:30 P.M., Washington, DC Time, on Thursday, October 13, 2005, or as soon thereafter as practical.

The following information with respect to the distribution of the Preliminary Prospectus, dated September 13, 2005, is furnished pursuant to Rules 460 and 461 in connection with the foregoing request for acceleration of the effective date of said Registration Statement.

Distributee:	Number of Copies:

Potential Members of the Underwriting Group	0
Dealers	320
Institutions	117
Statistical & Publicity	0
Individuals	1684
Issuer (the Company)	50
Remain on hand	3829

Very truly yours, FELTL & COMPANY

By:	/s/ John C. Feltl
John C. Feltl, Principal